Exhibit 6.2 Consulting Agreement with Pet Horizons Ltd

Agreement between the parties:-

1     True Leaf Pet Inc, Canada

2.    Pet Horizons Ltd, UK

The parties wish to establish a business relationship to market the range of products manufactured for/by True Leaf in Europe.

Pet Horizons will develop strategic plans to launch the True Leaf range in Europe in line with True Leaf’s business strategies and principles, will obtain True Leaf approval and implement these across Europe to achieve significant sales and profits for True Leaf.

Pet Horizons will be remunerated by a combination of fees and sales commissions as outlined below.

Duration : This agreement will start from 1 February 2016 and will continue for an initial period of 3 years

Territory : The territory includes

  European Union plus Switzerland and Norway
  Central and Eastern Europe (including Russia, Ukraine, Belarus)

True Leaf Obligations

1.    True Leaf appoint Pet Horizons as the exclusive sales partner in the Territory.

2.    The agreement will be reviewed in December 2016. If no cancellation in writing is made by either party 3 months before the end of the first year, it will continue in force on these terms for a further period of 12 months to 31.12.17.

3.     This agreement comprises 2 phases:

a. Strategic development Phase
b. Implementation Phase

4.    Strategic Development Phase is expected to last for 5 months from January 1st 2016 to 30th June 2016 (after Interzoo)

a. During this phase remuneration will be by way of fees on following basis

i. February to April CAD$ 5000 pcm
ii. May-June CAD$ 7500 pcm

b. This timing and fee rates may be changed by mutual agreement if, for example, more time than anticipated is needed
c. All travel costs during this phase will be billed on an as incurred basis. Travel budgets require prior approval
d. Fees will be billed monthly as above and special payment terms for this period have been agreed as follows:

Month sale achieved

Date to send statement

Date commissions to be paid

September 15 October 30 October

e. If 30 days terms are granted, the situation would be as follows:

Month sale achieved	Payment received	Date to send statement	Date commissions payable
September	October	15 November	30 November

Pet Horizons Obligations

1.    Pet Horizons will support True Leaf in developing the brand, packaging, communications and marketing of the products in Europe within the agreed framework and corporate strategies.

2.    Pet Horizons will focus on the key steps in the Sales Workstream and work closely with True Leaf on all aspects:

a. Pricing and margins

i. Identify competitive products, pricing and margins

1. Hemp based
2. Other calming, joint care and antioxidant products

b. Evaluate strength of brand, positioning and retail acceptance

i. Initial Swot

c. Market Opportunity evaluation

i. Market selection and prioritisation

d. Route to market evaluation

i. For all markets identify optimal go to market options and evaluate in light of

1. Trade structure
2. Competitive situation

ii. Key alternatives are:-

1. Direct retail
2. National distributor who manages market, implements sales and marketing
3. Online retail (Zooplus, Amazon etc)

e. Identify main potential distributors/partners in each market

i. Rank according to agreed criteria

3.    Pet Horizons will contact and sell the products to identified and agreed customers in all markets in line with the agreed strategy and timelines
4.    Pet Horizons will not sell other hemp based products from other suppliers nor consult with these companies during the term of this agreement.

Signed by and on behalf of True Leaf Pet Inc.

TRUE LEAF MEDICINE INTERNATIONAL LTD.

Name & Title:	Darcy Bomford, CEO

Signature:	/s/ Darcy Bomford
Date:	CEO

PET INDUSTRY EXPERTS, LLC

Name & Title:	Robert W. Hanson, Director

Signature:	Robert W. Hanson
Date:	February 16, 2016
Date: